Exhibit 99.1

NOVA Chemicals Corporation 1000 Seventh Avenue S.W. Calgary, Alberta Canada T2P 5L5 www.novachemicals.com 403.750.3600 tel 403.269.7410 fax

Press Release

NOVA Chemicals Announces Memorandum of Understanding with Caiman Energy for Ethane Supply from Marcellus Shale

Calgary, Alberta (March 8, 2011)  — Caiman Energy, LCC (Caiman) and NOVA Chemicals Corporation (NOVA Chemicals) announced today that they have signed a memorandum of understanding for the supply of ethane from Caiman’s Fort Beeler Plant near Cameron, West Virginia in the Marcellus Shale Basin.  Under the terms of the agreement, Caiman will expand its existing Fort Beeler gas processing plant to facilitate the extraction of ethane from natural gas and NOVA Chemicals will purchase up to 20,000 barrels per day of ethane on a long-term basis.

“We are excited with this development and pleased to be working with Caiman for the supply of ethane from Marcellus Shale for the Sarnia, Ontario petrochemical market,” said Randy Woelfel, Chief Executive Officer. “NOVA Chemicals will continue to move forward aggressively with the steps necessary to assure our Corunna cracker is the destination of choice for Marcellus based natural gas liquids.”

In addition to finalizing a definitive purchase and sale agreement, and customary reviews and approvals, the arrangement is subject to NOVA Chemicals finalizing a pipeline transportation agreement to transport ethane from Fort Beeler into Ontario.

“The NOVA Chemicals project to move ethane to Sarnia will be instrumental in providing the flow assurances and value that producers need to develop natural gas in the liquids rich area of the Marcellus Shale,” said Jack Lafield, President and CEO of Caiman Energy. “We are pleased to be the first company committing volumes in support of such an important project for the producers and local workforce in the Marcellus Shale area.”

About NOVA Chemicals Corporation
NOVA Chemicals develops and manufactures chemicals, plastic resins and end-products that make everyday life safer, healthier and easier. Our employees work to ensure health, safety, security and environmental stewardship through our commitment to sustainability and Responsible Care®. NOVA Chemicals, headquartered in Calgary, Alberta, Canada, is a wholly owned subsidiary of The International Petroleum Investment Company (IPIC) of the Emirate of Abu Dhabi. Visit NOVA Chemicals on the Internet at www.novachemicals.com.

About Caiman Energy, LLC

Caiman Energy is a midstream energy company focused on the design, construction, operation and acquisition of midstream assets.  The company, currently pursuing midstream projects in emerging resource plays throughout the U.S., serves producers by providing natural gas gathering, compression, transportation, measurement, treatment, and processing.  Caiman was founded in 2009 by partners Jack Lafield, Danny Thompson and Rick Moncrief, who bring more than 90 years of experience in the midstream industry. Caiman is a portfolio company of EnCap Flatrock Midstream which is headquartered in San Antonio, Texas.  For more information, visit www.CaimanEnergy.com.

30

Media inquiries, please contact:

For Caiman Energy, LLC:

Casey Nikoloric

Tel: 303.320.6242 direct, 303.507.0510 cell

E-mail:  casey.nikoloric@ten10group.com

NOVA Chemicals Corporation:

Wendy Lomicka, Director, Corporate Communications

Tel: 412.490.4292

E-mail:  lomickaw@novachem.com

Responsible Care® is a registered trademark of the Chemistry Industry Association of Canada (CIAC) in Canada and is a registered service mark of the American Chemistry Council (ACC) in the United States.

Forward looking information: This news release contains forward-looking information regarding NOVA Chemicals’ memorandum of understanding with Caiman for the supply of ethane from Caiman’s Fort Beeler Plant in the Marcellus Shale Basin, including statements regarding the planned expansion of Caiman’s existing Fort Beeler gas processing plant, NOVA Chemicals’ purchase of up to 20,000 barrels per day of ethane on a long-term basis, and NOVA Chemicals’ plans to assure that its Corunna cracker is the destination of choice for Marcellus based natural gas liquids. By its nature, forward-looking information requires NOVA Chemicals to make assumptions and is subject to inherent risks and uncertainties.  Some of the risks that could affect NOVA Chemicals’ future results and could cause results to differ materially from those expressed in the forward-looking information are detailed in the publicly filed disclosure documents and securities commissions’ reports of NOVA Chemicals.  NOVA Chemicals’ forward-looking information is expressly qualified in its entirety by this cautionary statement.  In addition, the forward-looking information is made only as of the date of this news release, and except as required by applicable law, NOVA Chemicals undertakes no obligation to publicly update this forward-looking information to reflect new information, subsequent events or otherwise.